Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Director Hayden IR Tel: +1-646-536-7331 brett@haydenir.com

AudioCodes Reports Fourth Quarter and Full Year 2019 Results

Lod, Israel – January 28, 2020 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2019 Highlights

•	Quarterly revenues increased by 15.3% year-over-year to $52.8 million;

full 2019 year revenues increased by 13.7% to $200.3 million;

•	Quarterly service revenues increased by 15.9% year-over-year to $17.5 million;

full 2019 year service revenues increased by 14.7% to $64.6 million;

•	Quarterly and full 2019 year UC-SIP revenues increased more than 20% year-over-year;

•	AudioCodes entered into a royalty buyout agreement with the Israel National Authority for Technology and Innovation (“IIA”) in November 2019 (detailed below). The agreement provided for a payment of $32.2 million to the IIA. This required payment of $32.2 million is included in expenses in the GAAP results for the three months and full year ended December 31, 2019;

•	GAAP results:

•	Quarterly GAAP gross margin percentage was 3.9%;

•	Quarterly GAAP operating loss percentage was 49.2%;

•	Quarterly GAAP net loss was $8.2 million, or ($0.28) per diluted share;

•	Full 2019 year GAAP net income was $4.0 million, or $0.13 per diluted share;

•	Non-GAAP results:

•	Quarterly Non-GAAP gross margin percentage was 65.1%;

•	Quarterly Non-GAAP operating margin percentage was 15.7%;

•	Quarterly Non-GAAP net income was $8.1 million, or $0.26 per diluted share;

•	Full 2019 year Non-GAAP net income was $27.8 million, or $0.89 per diluted share; and

•	Net cash provided by operating activities was $2.4 million for the quarter and $23.2 million for the full year.

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the fourth quarter and full year periods ended December 31, 2019.

Revenues for the fourth quarter of 2019 were $52.8 million compared to $51.4 million for the third quarter of 2019 and $45.8 million for the fourth quarter of 2018. Revenues were $200.3 million in 2019 compared to $176.2 million in 2018.

Net loss was $8.2 million, or ($0.28) per diluted share, for the fourth quarter of 2019, compared to net income of $4.5 million, or $0.15 per diluted share, for the fourth quarter of 2018. Net income in 2019 was $4.0 million, or $0.13 per diluted share, compared to $13.5 million, or $0.45 per diluted share, in 2018.

On a Non-GAAP basis, net income was $8.1 million, or $0.26 per diluted share, for the fourth quarter of 2019 compared to $6.3 million, or $0.20 per diluted share, in the fourth quarter last year. Non-GAAP net income in 2019 was $27.8 million, or $0.89 per diluted share, compared to $20.0 million, or $0.65 per diluted share, in 2018.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to the payment required to be made pursuant to the royalty buyout agreement announced in November 2019 (detailed below); (iv) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (v) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (vi) non-cash deferred tax expenses (benefit). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

As announced in November 2019, the Company and one of its Israeli subsidiaries entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the Israel National Authority for Technology and Innovation (“IIA”) relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million (the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay approximately $32.2 million to the IIA (to settle the $49 million Debt in full) in three annual installments starting in 2019. Pursuant to the Royalty Buyout Agreement, AudioCodes eliminated all royalty obligations related to its future revenues with respect to these grants. The Royalty Buyout Agreement has a positive impact on Non-GAAP gross margin starting in the fourth quarter of 2019 and will have a positive impact on GAAP gross margin starting in the first quarter of 2020. The $32.2 million expense is included in the GAAP cost of revenues for the fourth quarter of 2019 and impacts GAAP results for the three months and full year ended December 31, 2019.

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 2 of 10

AudioCodes Press Release

During the fourth quarter of 2019, the Company utilized the deferred tax asset recorded in 2016 and created a new deferred tax asset based on its earnings history and expected future operating results. The total deferred tax asset amounted to $20.5 million as of December 31, 2019. This deferred tax asset represents the approximate amount of the Company’s net operating losses and temporary tax differences that the Company estimates it will utilize over the next few years. GAAP net income for the fourth quarter and full 2019 year reflect the effect of the tax benefit associated with the creation of this deferred tax asset. Non-GAAP net income excludes this non-cash deferred tax benefit.

Net cash provided by operating activities was $2.4 million for the fourth quarter of 2019 and $23.2 million for 2019. Both numbers were impacted by the $10.7 million payment made in December 2019 which was the first installment pursuant to the Royalty Buyout Agreement.

Cash and cash equivalents, long and short-term bank deposits and short-term marketable securities were $71.9 million as of December 31, 2019 compared to $65.4 million as of December 31, 2018. The increase in cash and cash equivalents, long and short-term bank deposits and short-term marketable securities was the result of cash provided by operating activities offset, in part, by the use of cash in 2019 for repurchasing of the Company’s ordinary shares pursuant to its share repurchase program, payment of cash dividends and the payment related to the first installment pursuant to the Royalty Buyout Agreement.

"We are pleased to report record financial results for the fourth quarter and full year 2019,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“The year 2019 ended on a strong note, underscoring strong performance for the full year, our best year ever. Underlining our success is our continued leadership of the Enterprise Voice segment with our voice connectivity solutions, delivery of strong results for our voice networking business, and increased investment in two new developing markets: the meeting space and Voice.ai. Growing our top line revenue by 13.7% year-over-year, the second year in a row of double digit revenue growth, improving non-GAAP annual operating income to 14.1% from 11.7% in the prior year, and growing non-GAAP annual net income by 38.9% compared to 2018, all demonstrate the strength of our Company’s performance.  A key factor driving this significant growth is the strength in our UC-SIP business which increased more than 20% year-over-year. Our success in growing our UC-SIP business is echoed in a strong industry position and successful execution in the markets we serve.”

"In 2019 we continued to invest and develop technologies and solutions in the Voice.ai business unit which has demonstrated success in growing the number of project wins. In the second half of 2019 we have announced the launch of a new effort targeting a set of solutions and devices for the emerging meeting space. Coupling these new technologies with our strong position in the UC and UCaaS markets in the Microsoft Teams and Skype for Business ecosystem should further enhance our ability to expand our business. Looking forward, and based on current business momentum, we are confident in our ability to continue to expand our business in 2020 and beyond. We plan to continue our investment in future offerings, and focus on the return on investment to our shareholders."

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program and Cash Dividend

In August 2019, AudioCodes received court approval in Israel to purchase up to an aggregate of $12 million (“Permitted Amount”) of additional ordinary shares pursuant to its share repurchase program. The court approval also permitted AudioCodes to declare a dividend of any part of the Permitted Amount during the approved validity period. This court approval will expire on February 3, 2020.

In December 2019, the Company submitted a new application to the Israeli court, requesting approval of an additional repurchase program for $12 million of ordinary shares. The application also requested the court to permit AudioCodes to declare a dividend of any part of this amount. The new application was submitted to the court and a decision is expected during February 2020.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2019 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 4 of 10

AudioCodes Press Release

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2019 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$64,773	$31,503
Short-term and restricted bank deposits	6,416	12,381
Short-term marketable securities and accrued interest	-	19,602
Trade receivables, net	27,501	22,279
Other receivables and prepaid expenses	5,626	5,885
Inventories	28,275	22,620
Total current assets	132,591	114,270

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$694	$1,894
Deferred tax assets	20,466	4,350
Operating lease right-of-use assets	29,250	-
Severance pay funds	19,370	17,518
Total long-term assets	69,780	23,762

PROPERTY AND EQUIPMENT, NET	4,392	3,865

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,123	37,475

Total assets	$243,886	$179,372

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,473	$2,487
Trade payables	6,628	6,188
Other payables and accrued expenses	46,191	22,541
Deferred revenues	33,538	23,727
Short-term operating lease liabilities	8,579	-
Total current liabilities	97,409	54,943

LONG-TERM LIABILITIES:
Accrued severance pay	$20,313	$18,728
Long-term bank loans	1,200	3,687
Deferred revenues and other liabilities	9,831	7,466
Long-term operating lease liabilities	22,659	-
Total long-term liabilities	54,003	29,881

Total shareholders’ equity	92,474	94,548
Total liabilities and shareholders' equity	$243,886	$179,372

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$135,646	$119,887	$35,271	$30,650
Services	64,641	56,336	17,526	15,127
Total Revenues	200,287	176,223	52,797	45,777
Cost of revenues:
Products	59,022	51,878	15,340	13,450
Services	14,129	13,739	3,215	3,668
Expense related to royalty buyout agreement with the IIA	32,178	-	32,178	-
Total Cost of revenues	105,329	65,617	50,733	17,118
Gross profit	94,958	110,606	2,064	28,659
Operating expenses:
Research and development, net	41,199	34,661	10,941	9,035
Selling and marketing	51,535	49,335	13,650	11,958
General and administrative	11,778	10,251	3,424	2,538
Total operating expenses	104,512	94,247	28,015	23,531
Operating income (loss)	(9,554)	16,359	(25,951)	5,128
Financial income (expenses), net	(1,761)	228	231	42
Income (loss) before taxes on income	(11,315)	16,587	(25,720)	5,170
Tax benefit (taxes on income)	15,292	(3,094)	17,487	(640)
Net income (loss)	$3,977	$13,493	$(8,233)	$4,530
Basic net earnings (loss) per share	$0.14	$0.47	$(0.28)	$0.16
Diluted net earnings (loss) per share	$0.13	$0.45	$(0.28)	$0.15
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	29,252	28,928	29,423	29,147
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	30,800	30,220	29,423	30,525

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 7 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income (loss)	$3,977	$13,493	$(8,233)	$4,530
GAAP net earnings (loss) per share	$0.13	$0.45	$(0.28)	$0.15
Cost of revenues:
Share-based compensation (1)	183	186	62	48
Amortization expenses (2)	272	667	68	145
Expense related to royalty buyout agreement with the IIA (3)	32,178	-	32,178	-
	32,633	853	32,308	193
Research and development, net:
Share-based compensation (1)	937	651	289	206
Selling and marketing:
Share-based compensation (1)	2,171	1,238	811	377
Amortization expenses (2)	60	60	15	15
	2,231	1,298	826	392
General and administrative:
Share-based compensation (1)	2,001	1,212	797	358
Revaluation of earn-out liability (4)	(23)	200	-	-
	1,978	1,412	797	358
Financial expenses:
Exchange rate differences (5)	2,172	-	(158)	-

Income taxes:
Deferred tax (6)	(16,099)	2,334	(17,731)	582
Non-GAAP net income	$27,829	$20,041	$8,098	$6,261
Non-GAAP diluted net earnings per share	$0.89	$0.65	$0.26	$0.20

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Expense related to royalty buyout agreement with the IIA.
(4)	Expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expenses (benefit).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 8 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$3,977	$13,493	$(8,233)	$4,530
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,044	2,309	522	643
Amortization of marketable securities premiums and accretion of discounts, net	79	353	-	82
Increase (decrease) in accrued severance pay, net	(267)	120	(391)	77
Share-based compensation expenses	5,292	3,287	1,959	989
Decrease (increase) in deferred tax assets, net	(16,282)	2,251	(17,763)	562
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	140	(32)	20	47
Changes in operating leases, net	1,988	-	1,603	-
Decrease (increase) in trade receivables, net	(5,609)	2,979	(3,603)	7,374
Decrease (increase) in other receivables and prepaid expenses	143	(330)	(339)	2,803
Decrease (Increase) in inventories	(5,809)	(6,991)	1,868	(1,491)
Increase (decrease) in trade payables	440	549	(1,191)	(439)
Increase (decrease) in other payables and accrued expenses	24,691	(835)	23,267	(3,596)
Increase in deferred revenues	12,342	8,427	4,694	35
Net cash provided by operating activities	23,169	25,580	2,413	11,616
Cash flows from investing activities:
Investment in short-term deposits	-	(8,436)	-	(4,936)
Proceeds from short-term deposits	10,962	-	-	-
Proceeds from long-term deposits	1,200	1,107	300	300
Proceeds from redemption of marketable securities	29,413	7,577	10,028	6,000
Purchase of marketable securities	(10,025)	-	(19)	-
Purchase of property and equipment	(1,949)	(1,340)	(273)	(362)
Net cash provided by (used in) investing activities	29,601	(1,092)	10,036	1,002

AudioCodes Reports Fourth Quarter and Full Year 2019 Results	Page 9 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(8,002)	(14,321)	-	(2,752)
Repayment of bank loans	(2,470)	(2,508)	(617)	(621)
Cash dividends paid to shareholders	(6,720)	(5,761)	-	-
Payment related to the acquisition of ACS	(410)	(151)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	3,102	5,521	869	938
Net cash provided by (used in) financing activities	(14,500)	(17,220)	252	(2,435)

Net increase in cash, cash equivalents, and restricted cash	38,270	7,268	12,701	10,183
Cash, cash equivalents and restricted cash at beginning of period	31,503	24,235	57,072	21,320
Cash, cash equivalents and restricted cash at end of period	$69,773	$31,503	$69,773	$31,503

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